SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 10, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on August 10, 2018.

City of Buenos Aires, August 10th, 2018

To:

Comisión Nacional de Valores

25 de Mayo 175, 3rd. Floor

City of Buenos Aires

Republic of Argentina

Re.:	Banco Macro S.A. Reports Relevant Event.
Acquisition of Banco del Tucuman Shares

Please be advised that on the date hereof the Province of Tucumán transferred to Banco Macro S.A. 43,960 Class B common registered and non-endorsable shares of par value $100 each and entitled to one vote per share of Banco del Tucumán S.A., representing 10% of the capital stock and votes.

Sincerely,

Jorge F. Scarinci
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 10, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer